(g)(2)

Amendment to Custody Servicing Agreement

The Custody Servicing Agreement dated April 30, 1999 The Catholic Funds, Inc. and Firstar Mutual Fund Services, LLC is amended, as follows, to add the Money Market Fund to The Catholic Funds, Inc.:


Name of Series     			Date Added

Money Market Fund					November 1, 1999

Annual fee based upon average daily net assets:

2 basis points per year

$3,000 minimum annual fee

All other provisions of the agreement remain in full force and effect.


Dated this 31st day of August, 1999


The Catholic Funds, Inc.


By /s/ Allan G. Lorge
title      Pres.



Firstar Mutual Fund Services, LLC


By /s/ Robert Kern
title Senior VP